Exhibit 99.9

NEWS RELEASE
EARLY WARNING REPORT
FOR HOWE AND BAY FINANCIAL CORP.

Vancouver, B.C., October 13, 2016 – Howe and Bay Financial Corp. (the “HB”) announces that it sold 250,000 common shares (the “Shares”) of Pacific Therapeutics Ltd. (the “Issuer”). HB disposed of the securities to diversify its portfolio investments. Prior to the sale, HB held 999,999 Shares of the Issuer, representing approximately 14.8% of the Issuer’s issued and outstanding Shares.

As a result of the sale, HB now owns and has control over 749,999 Shares, representing approximately 11.1% of the Issuer’s current issued and outstanding Shares on a beneficial ownership basis.

HB may, directly or indirectly, depending on market and other conditions, acquire beneficial ownership of, control or direction over, additional common shares or other securities of the Issuer, through market transactions, private agreements or otherwise. HB may, depending on market and other conditions, sell any or all of its securities in the Issuer.

Mr. Brian Gusko and Mr. Robert Horsley, both directors of the Issuer, own and control 421,299 Shares and 416,000 Shares, respectively. Mr. Gusko and Mr. Horsley are partners (although not controlling partners) of HB and, as such, each has an indirect beneficial interest in the Shares owned and controlled by HB. Mr. Gusko, Mr. Horsley and HB together own 1,212,299 Shares of the Issuer representing 23.6% of the issued and outstanding Shares.

This news release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues which requires a report to be filed under the Issuer’s profile on SEDAR (www.sedar.com) containing additional information respecting the foregoing matters.

For inquiries or a copy of the related early warning report required under Canadian provincial securities legislation, a copy of which has also been filed on www.sedar.com, please contact:

Howe & Bay Financial Corp.
Contact person: Dan Terrett
Address: #605, 1166 Alberni St., Vancouver. BC V6E 3Z3
Telephone: 604.312.1964